SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION. THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS. INVESTORS SHOULD NOT PURCHASE OR SUBSCRIBE FOR ANY SHARES REFERRED TO IN THIS ANNOUNCEMENT EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS EXPECTED TO BE PUBLISHED LATER TODAY BY SHELL IN CONNECTION WITH THE COMBINATION. COPIES OF THE PROSPECTUS WILL, FOLLOWING PUBLICATION, BE AVAILABLE FROM THE REGISTERED OFFICE OF SHELL AND IN ELECTRONIC FORM AT WWW.SHELL.COM, SUBJECT TO CERTAIN ACCESS RESTRICTIONS APPLICABLE TO PERSONS RESIDENT OUTSIDE THE UK.

For immediate release

22 December 2015

Shell’s recommended cash and share offer for BG Group plc: publication of circular and prospectus

•	Circular and prospectus published today following unanimous recommendation by Shell Board

•	Transaction should enhance free cash flow, accelerate deep water and LNG strategy, and create a springboard to reshape Shell

•	Combination with BG enhances Shell’s ability to cover investment and dividends, in any reasonably expected oil price environment

•	Shell continues to pull multiple levers to manage shareholder returns in the downturn

•	Reducing costs and capital investment by $12 billion in 2015, with further reductions expected in 2016

•	2016 capital investment for the combination around $33 billion, $2 billion lower than previous guidance, and 30% lower than 2014 levels

•	Timetable published for completion of the combination in early 2016, as planned

The Hague, 22 December 2015 - Royal Dutch Shell plc (“Shell”) today published a circular and a prospectus for the recommended combination with BG Group plc (“BG”), ahead of a General Meeting, scheduled for 10:00 (Central European Time) on Wednesday 27 January 2016 at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands. In addition, BG has published a scheme document ahead of its shareholder meetings.

As announced on 8 April 2015 under the terms of the combination, BG shareholders will be entitled to receive:

for each BG share:	383 pence in cash; and
0.4454 of a Shell B share (note 1).

As at close of business on 18 December 2015, this offer reflects:

•	a value of approximately 1,037 pence per BG share (note 2)

•	a total value of approximately £35.6 billion ($53.0 billion) in cash plus shares (notes 2 and 3).

The combination with BG should lead to:

•	Enhanced free cash flow – the addition of BG’s portfolio growth, especially from Brazil and Australia, combined with pre-tax synergies (note 4) of $3.5 billion should enhance Shell’s free cash flow. This enhances Shell’s dividend potential in any reasonably expected oil price environment. In particular it underpins the company’s intention to pay a dividend of $1.88/share in 2015 and at least $1.88/share in 2016, and plans for share buybacks in the period 2017-2020.

•	Acceleration of liquefied natural gas (LNG) and deep water leader – Shell is a leading IOC player in world-wide LNG and deep water. The combination with BG complements Shell’s strategy to grow in these themes. We expect the combination to accelerate and de-risk our strategy.

•	Springboard to reshape Shell – planned asset sales of $30 billion between 2016-18 and refocused spending would result in a simpler, more focused group, concentrated around three pillars: upstream and downstream cash engines, deep water and LNG.

The circular and the prospectus have been approved by the UK Listing Authority and are now available at www.shell.com.

A copy of each of the circular and the prospectus have been submitted to the National Storage Mechanism and will shortly be available for viewing at http://www.morningstar.co.uk/uk/nsm.

Commenting on today’s announcement Chad Holliday, Chairman of Shell, said:

“This is an important moment for Shell. The Board is unanimous in its recommendation on this transaction. Our industry has entered what could be a prolonged oil price downturn. The Board is confident that the financials of the group will be further strengthened by this transaction. This should improve Shell’s ability to cover both dividends and investments. The result will be a more competitive and stronger company, for both sets of shareholders, in today’s volatile oil price world.”

Commenting on the recommended combination Ben van Beurden, CEO of Shell, said:

“The combination with BG represents a tremendous opportunity to create value for both sets of shareholders, particularly in deep water and LNG. The combination with BG is a strong platform to refocus the company, to create a simpler and more competitive Shell.

At the same time, Shell is pulling multiple levers to manage through the current oil price downturn. We have delivered in 2015, maintaining a strong balance sheet, and achieving some $12 billion of cost and capital spending reductions.

Impactful decisions, such as cancelling Carmon Creek heavy oil and Alaska exploration, underscore the dynamic choices we are taking in Shell on investment and portfolio. Compared with 2014 we have reduced our capital investment by $8 billion, or 20% this year, and reduced operating costs by $4 billion, or around 10%.

We aim to reduce costs and capital spending once again in 2016, as we combine Shell with BG, and continue to take impactful decisions on portfolio and options. This is to ensure that Shell can continue to finance the investment programme and the dividend, despite the downturn.

Shell’s track record shows we can adapt our financial framework, cost structure and strategy to any reasonably expected oil price environment, in order to deliver competitive returns to shareholders.

We have moved decisively in 2015 on spending and portfolio, and I am determined we will act decisively again in the coming years, “ van Beurden concluded.

Pulling multiple levers to manage shareholder returns in the downturn

The end-2015 fall in oil prices underscores that today’s oil price downturn could last for several years. Shell’s plan reflects market realities, making sure the company is resilient.

•	Gearing at the end of Q3 2015 stood at 12.7% relative to 12.2% at end 2014, despite lower oil prices, reflecting good operational performance during the downturn, expenditure reductions and the introduction of the scrip dividend.

•	Shell’s operating costs are expected to fall by $4 billion in 2015, a reduction of around 10% from 2014 levels of $45 billion. Shell’s costs should be reduced by a further $3 billion in 2016, marking a reduction of $7 billion in 2015 and 2016 combined, or 15% from a 2014 baseline. This reflects Shell’s industry-leading actions to reduce costs on a sustainable basis. These figures exclude cost synergies potential from the combination with BG.

•	In 2015 it was announced to reduce Shell staff and direct contractor positions by 7,500 globally, and a further reduction of 2,800 staff is expected as a result of the recommended combination with BG.

•	In 2015, firm actions by the company to reduce capital investment and restructure longer term themes have included cancellation of the Carmon Creek heavy oil development in Canada, and exit from Alaska exploration. Shell took just four significant final investment decisions (FIDs) in 2015, of which three were downstream projects and one in the upstream.

•	2015 capital investment is expected to be around $29 billion, a reduction of $8 billion, or over 20% from 2014 levels, and lower than our previous guidance of $30 billion.

•	2016 capital investment for the combination of Shell and BG is expected to be around $33 billion in current market conditions, $2 billion lower than previous guidance of $35 billion. This marks a reduction of around 30% from the combination of Shell and BG in 2014, which on a combined group basis was $47 billion.

•	The final outcome for 2016 capital investment will depend on Shell’s assessment of BG’s capital commitments following completion of the transaction, and decisions on FID pace during the year. Capital allocation is a dynamic decision-making process.

•	At the same time, Shell is continuing to invest to complete its post-FID projects. These should add material cash flow and free cash flow in the medium term, with more than 700,000 barrels of oil equivalent per day and 9.7 million tonnes per annum of LNG under construction for 2016-2019 start-up. BG’s portfolio should bring further growth potential, at a competitive cost.

•	Asset sales should total around $20 billion for 2014 and 2015 combined, despite weak market conditions in 2015. Planning is well advanced for a $30 billion asset sales programme in 2016-18, assuming the successful completion of the combination.

Financial effects of the Shell BG combination

Shell believes that the combination has the potential for significant value creation for both sets of shareholders.

High-grading of the combined group’s longer-term portfolio, increased asset sales and refocused capital investment, should enhance Shell’s free cash flow and improve the ability to cover capex, interest and dividends in any reasonably expected oil price environment.

The significant equity component of the combination means that the effective offer price changes with movements in the share price of Shell, which is in turn influenced by factors such as equity market and oil price movements.

•	The NAV oil price breakeven for the combination is estimated to be in the low $60s Brent oil prices, taking account of the transaction structure, current equity market conditions, reduced operating cost forecasts and capital expenditure over time, together with other factors, including synergies.

•	Shell expects the combination to be accretive to cash flow from operations per share in 2016, assuming $50 Brent oil prices or higher.

•	Shell’s assessment is that there should be accretion to free cash flow per share in 2016 as a result of the combination assuming $50 Brent oil prices or higher (note 5). This underlines the benefits of the transaction for shareholders, particularly in the current oil market downturn, as it structurally reduces the oil price breakeven of Shell. This also underlines Shell’s stated intention to pay dividends of at least $1.88 per share in 2016.

•	Shell expects the combination to be accretive to earnings per share in 2017, on a CCS basis and excluding identified items, assuming $65 Brent oil prices or higher (note 6).

•	Shell expects the impact of the transaction to be neutral to group return on average capital employed in 2018 at $60 oil prices, and accretive thereafter at similar oil prices (note 7).

These estimates (note 8) reflect the significant potential for creation of value for shareholders in the combination.

Expected timetable of principal events
Publication of prospectus and circular	22 December	2015
Publication of Shell update on fourth quarter 2015 and full year unaudited results	20 January	2016
Publication of BG operational and trading update	20 January	2016
Shell General Meeting	27 January	2016
BG General Meeting	28 January	2016
Shell Q4 2015 and full year results	4 February	2016
BG Q4 2015 and full year results	5 February	2016
Scheme court hearing	11 February	2016
Effective date	15 February	2016

These dates and times are indicative only and are based on current expectations and are subject to change. If any of the times and/or dates change, the revised times and/or dates will be announced via a Regulatory Information Service.

Enquiries

Shell Media Relations

International: +44 207 934 5550

Americas: +1 713 241 4544

Shell Investor Relations

Europe: + 31 70 377 4540

North America: +1 832 337 2034

Notes

1	The issue of Shell B shares is subject to the continuing applicability of the Dutch Revenue Service’s confirmation of the Dutch tax treatment of the Shell B shares, such confirmation being conditional on the combination being implemented pursuant to a scheme of arrangement. If Shell were to implement the combination by way of a takeover offer in the specific circumstances set out in the prospectus, the share component of the consideration would comprise Shell A shares only and BG shareholders would be entitled to receive 0.4454 Shell A shares and 383 pence in cash per BG share.

2	Based on a closing price of 1,469 pence per Shell B share on 18 December 2015.

3	Based on the fully diluted share capital of BG as set out in the prospectus. For the value stated in US dollars, an exchange rate of £1.00/US$1.4908 has been used, which was derived from data provided by Bloomberg as at 4.30 p.m. London Time on 18 December 2015.

4	The quantified estimated synergies which are referred to in this announcement are subject to the bases of belief, principal assumptions and sources of information set out in the Appendix to Shell’s management day announcement on 3 November 2015 providing investors with a strategic update (and which are contained in Appendix 2 of the BG scheme document). Shell’s modelling of the combination includes additional synergies, that cannot be quantified and reported on under the Takeover Code.

5	Free cash flow per share is calculated as the net of cash flow from operations less cash flow from investing activities, divided by share count. The 2016 statement reflects accretion without taking into account any asset sales resulting from the combination.

6	If the combination completes, an annual non-cash post-tax charge to the Shell group’s income statement is expected through a step up in annual depreciation charges of approximately $1.0 billion, which has been included in this statement.

7	For the purpose of this announcement, Shell defines return on average capital employed as income for the relevant period on a current cost of supply (“CCS”) basis, excluding identified items, as a percentage of the average capital employed for the period. Forward looking assessments of the impact of the combination on Shell’s return on average capital employed have been compiled by Shell management.

8	The statements that the combination is expected to be accretive to cash flow from operations per share, free cash flow per share, earnings per share, or the effect on return on average capital employed, should not be construed as profit forecasts and are therefore not subject to the requirements of Rule 28 of the Takeover Code. Calculated as at 18 December 2015, being the last practicable date before publication of the circular and the prospectus.

Cautionary note

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the recommended combination of Royal Dutch Shell plc (“Shell”) and BG Group plc (“BG”) (the “Combination”) or otherwise nor shall there be any sale, issuance or transfer of securities of Shell or BG pursuant to the Combination in any jurisdiction in contravention of applicable laws.

Statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the Takeover Code, the quantified financial benefits statement contained in this announcement is the responsibility of Shell and the Shell directors. Neither this statement nor any other statement in this announcement, including accretion statements or statements as to the effect of the Combination on return on average capital employed, should be construed as a profit forecast or estimate for any period and are therefore not subject to the requirements of Rule 28 of the Takeover Code.

No statement should be interpreted to mean that the combined group’s earnings, earnings per share, income, cash flow from operations or free cash flow for the current or future financial periods, would necessarily match or be greater than or be less than those of Shell or BG for the relevant preceding financial period or any other period.

All amounts shown throughout this announcement are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third party interest. The term “BG” is sometimes used to mean BG Group plc and sometimes BG Group plc and its subsidiaries.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell and of the Combination. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell, BG and the combined group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions, including as to future potential cost savings, synergies, earnings, cash flow, return on average capital employed, production and prospects. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases.

There are a number of factors that could affect the future operations of Royal Dutch Shell, the BG group and the combined group and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s, BG group’s or the combined group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions.

All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20F for the year ended December 31, 2014 (available at www.shell.com/investor and www.sec.gov) and in the prospectus. These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.

For a discussion of important factors which could cause actual results to differ from forward looking statements relating to BG and the BG group, refer to BG’s annual report and accounts for the financial year ended 31 December 2014.

Each forward-looking statement speaks only as of the date of this announcement. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement. There can be no assurance that dividend payments will match or exceed those set out in this announcement in the future, or that they will be made at all.

No statement (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period. Accretion statements or statements as to return on capital employed should not be construed as profit forecasts and are, therefore, not subject to the requirements of Rule 28 of the Takeover Code.

In accordance with Rule 26.1 of the Code, a copy of this announcement is also available on the website of Shell at: www.shell.com. For the avoidance of doubt, the contents of the website referred to in this announcement are not incorporated into and do not form part of this announcement.

Notice to BG shareholders resident in France

A copy of the prospectus approved by the UK Listing Authority and the certificate of approval have been or will be served on the Autorité des marchés financiers (“AMF”). A copy of the French translation of the summary of the prospectus has been or will be made available free of charge at www.amf-france.org.

Notice to BG shareholders resident in India

The information contained in this announcement is directed to each BG shareholder and does not constitute an offer or invitation or solicitation of an offer to the public or to any person or class of investors resident in India.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	M.C.M. Brandjes

	Name:	M.C.M. Brandjes
	Title:	Company Secretary

Date: December 22, 2015